Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES APPOINTMENT OF BRYDON CRUISE AS NEW TRUSTEE AND DIRECTOR AND ALSO ANNOUNCES NORMAL COURSE ISSUER BID

April 20, 2016 Toronto, Ontario, Canada – Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN / NYSE: GRP.U) (“Granite REIT” and “Granite GP”, and, collectively “Granite”) today announced the appointment of Brydon Cruise to their respective Board of Trustees and Board of Directors effective immediately. Brydon Cruise is a senior financial executive with over 25 years of experience in the global real estate industry concentrating on acquisitions, mergers and corporate finance in both North America and Europe. Mr. Cruise is currently Chairman and Managing Partner of Brookfield Financial Corp. and has been a senior member of the Brookfield group since 2003. Brookfield Financial is a global investment bank focused on real estate, renewable power, infrastructure and financial services.

Granite also announced today the acceptance by the Toronto Stock Exchange (the “TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time over the next 12 months, if considered advisable, up to an aggregate of 3,647,837 of Granite`s issued and outstanding stapled units (the “Stapled Units”) (each Stapled Unit consisting of one trust unit of Granite REIT and one common share of Granite GP), being approximately 10% of Granite’s public float of Stapled Units as of April 20, 2016. As of April 20, 2016, Granite had 47,073,026 Stapled Units issued and outstanding.

The NCIB will commence on April 26, 2016 and will conclude on the earlier of the date on which purchases under the bid have been completed and April 25, 2017. Granite will not initiate any purchases under the NCIB until after May 9, 2016, when its regular quarterly blackout period will have ended. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,386 Stapled Units, being 25% of the average daily trading volume of the Stapled Units on the TSX for the six-month period ended March 31, 2016, subject to certain exceptions prescribed by the TSX, including the “block purchase exemption”.

Granite intends to enter into an automatic securities purchase plan with a broker during the course of the NCIB in order to facilitate repurchases of the Stapled Units under the NCIB. Under the automatic securities purchase plan, Granite’s broker may repurchase Stapled Units under the NCIB at any time, including without limitation those instances when Granite would ordinarily not be permitted to repurchase Stapled Units due to regulatory restrictions or self-imposed blackout periods. Purchases will be made by Granite’s broker based upon the parameters under the NCIB and the terms of the parties’ written agreement.

The Granite Board believes that the proposed purchases are in the best interests of Granite and are a desirable use of Granite’s funds. All Stapled Units that are purchased under the NCIB will be cancelled.

granitereit.com

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 95 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future distributions, Stapled Unit repurchases, plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future Stapled Unit repurchases, events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future Stapled Unit repurchases, events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the annual information form of Granite REIT and Granite GP dated March 2, 2016 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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